[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 20, 2019

Ryan Sutcliffe U.S. Securities and Exchange Commission 100 F Street NE Washington DC 20549
RE:	Fiduciary/Claymore Energy Infrastructure Fund (File No.: 811-21652) Preliminary Proxy Statement, filed September 6, 2019
Dear Mr. Sutcliffe:
Thank you for your telephonic comments received September 13, 2019 regarding the preliminary proxy statement (the “Preliminary Proxy Statement”) of Fiduciary/Claymore Energy Infrastructure Fund (the “Fund”) filed by the Fund on September 6, 2019 pursuant to the Securities Exchange Act of 1934 and the Investment Company Act of 1940. We have considered your comments to the Preliminary Proxy Statement and, on behalf of the Fund, your comments, as we understand them, and the Fund’s responses thereto are set forth below. Capitalized terms not defined herein have the definitions set forth in the Preliminary Proxy Statement.
Changes will be reflected in the definitive proxy statement to be filed by the Fund.  Changed pages showing the changes that will be made in response to your comments are attached hereto as Annex A.
Comment 1:	Certain information is currently blank or bracketed. Please confirm that such information will be filled in for the definitive proxy statement.
Response:	The Fund confirms that all blank or bracketed information will be completed for the definitive proxy statement.
Comment 2:	In the “Dear Shareholder” letter, please define the term “MLPs” at first use.
Response:	The Fund has revised the letter as requested.
Comment 3:	In the “Dear Shareholder” letter, in the last sentence please clarify if the phone number provided is a number for the Fund or the proxy solicitor.
Response:	The Fund has revised the letter as requested.

Comment 4:
Item 22(b) of Schedule 14A applies to if action is to be taken with respect to the election of directors of a fund.  However, Instruction 1 to the introductory text of Item 22(b) states to “Furnish information with respect to a prospective investment adviser to the extent applicable.” Therefore, please provide the applicable information from Item 22(b) with respect to Tortoise.

Response:
The Fund respectfully disagrees with this reading of Instruction 1 to the introductory text of Item 22(b).  Such Instruction does not make Item 22(b) applicable to any proxy statement relating to the approval of a new adviser.  Instead, Instruction 1 indicates that if Item 22(b) applies, because action is to be taken with respect to the election of directors, the information required by Item 22(b) should be furnished with respect to both current and prospective investment advisers.  It is often the case that a fund is soliciting proxies both with respect to the election of directors and the approval of a new adviser. In such a circumstance, Instruction 1 provides that shareholders receive complete information regarding the Fund’s directors and officers.  However, when a Fund is only seeking approval of a new adviser, and is not taking action with respect to the election of directors, Item 22(c) governs the required disclosure and Item 22(b) (including Instruction 1 to the introductory text of Item 22(b)) is inapplicable. The Fund respectfully submits that this reading of the Form is supported by the inclusion of Items 22(c)(5) and 22(c)(6), which would be unnecessary if Instruction 1 to the introductory text of Item 22(b) had the effect of applying Item 22(b) to any solicitation to approve of a new adviser.

Comment 5:	Under the heading “The Proposal: Approval of Sub-Advisory Agreement—New Sub-Advisory Agreement—Compensation,” disclose the advisory fee rate paid by the Fund to the Adviser.
Response:	The Fund has added the requested disclosure.
Comment 6:
Under the heading “The Proposal: Approval of Sub-Advisory Agreement—Board Consideration,” with respect to the sixth bullet point, please indicate supplementally the relevant benchmark indexes and peer groups for such Tortoise funds that the Board considered.

Response:
The Board considered the performance of two closed-end funds managed by Tortoise: Tortoise Energy Infrastructure Corp. and Tortoise Midstream Energy Fund Inc. The Board considered the performance of such funds relative to two benchmarks: the Alerian MLP Index and the Alerian MLP Equal Weight Index.   The Board also considered the performance of such funds against a custom peer group made up of seven closed-end funds with similar investment programs.

Attached as Annex B hereto, please find excerpts from the materials considered by the Board regarding the performance of such funds.

Comment 7:
Under the heading “The Proposal: Approval of Sub-Advisory Agreement—Board Consideration,” with respect to the seventh bullet point, please confirm supplementally that Guggenheim’s assessment of Tortoise and recommendation was supported by materials presented to the Board by Guggenheim.

Response:
The Fund confirms that Guggenheim’s assessment and recommendation was supported by presentations made by Guggenheim personnel to the Board and a response from Guggenheim to a written due diligence request submitted to Guggenheim by the Independent Trustees.

Comment 8:
 Under the heading “The Proposal: Approval of Sub-Advisory Agreement—Board Consideration,” with respect to the eighth bullet point, please provide supplementally the information the Board considered with respect to the Fund’s performance, bench mark and peer group.

Response:
The Board assesses the performance of the Fund annually as part of its 15(c) process and at each quarterly meeting as part of its regular oversight of the Fund.  The Board considered this ongoing assessment of the Fund’s performance in connection with its consideration of the New Sub-Advisory Agreement.

The Board’s evaluation of the Fund’s performance relative to its benchmark and peer groups during its most recent 15(c) contract renewal process was summarized in the Fund’s semi-annual report to shareholders for the period ended May 31, 2019:
Advisory Agreement - Investment Performance: The Fund commenced investment operations on December 28, 2004. The Committee received data showing the Fund’s total return on a net asset value (“NAV”) and market price basis for the ten-year, five-year, three-year, one-year and three-month periods ended December 31, 2018, as well as total return based on NAV since inception. The Committee compared the Fund’s performance to a peer group of closed-end funds identified by Guggenheim (the “peer group of funds”) and, for NAV returns, performance versus the Fund’s benchmark for the same time periods. The Committee noted that the Adviser’s peer group selection methodology for the Fund starts with the entire U.S.-listed taxable closed-end fund universe (excluding term trusts), and excludes funds that: (i) generally do not invest at least 80% of their assets in MLPs; (ii) are not registered as C corporations; and (iii) have less than a three-year track record. The Committee noted that the peer group of funds consists of 18 other MLP closed-end funds registered as C corporations. The Committee also considered that the peer group of funds is consistent with the peer group used for purposes of the Fund’s quarterly performance reporting. The Committee also noted that the Fund’s peer group did not change following the implementation of the changes to the Fund’s investment policies that took effect in November 2018. In addition, the Committee took into account the Adviser’s statement that due to the unique nature of the C corporation structure and additional tax considerations, such as deferred tax assets or liabilities that impact performance and other metrics, certain of the more recently launched MLP closed-end funds may be less relevant for comparison.
The Committee noted that the Fund’s investment results were consistent with the Fund’s investment objective of providing a high level of after-tax total return with an emphasis on current distributions paid to shareholders. The Committee also considered that the Adviser does not directly manage the investment portfolio but delegated such duties to the Sub-Adviser.
In addition, the Committee considered the Fund’s structure and form of leverage, and, among other information related to leverage, the cost of the leverage and the aggregate leverage outstanding as of December 31, 2018, as well as net yield on leverage assets and net impact on common assets due to leverage for the one-year period ended December 31, 2018 and annualized for the three-year and since-inception periods ended December 31, 2018.
Based on the information provided, including with respect to the Adviser’s sub-advisory oversight processes, the Committee concluded that the Adviser had appropriately reviewed and monitored the Sub-Adviser’s investment performance.
Sub-Advisory Agreement – Investment Performance: The Committee reviewed the performance of the Fund and the peer group of funds over various periods of time. The Committee observed that the returns of the Fund ranked in the bottom half of its peer group of funds on an NAV basis for the five-year, three-year and one-year periods ended December 31, 2018. The Committee received a performance attribution analysis from both the Adviser and the Sub-Adviser that demonstrated that the Fund’s underperformance was heavily influenced by factors other than security selection. The analysis demonstrated that prior to the change in the capital structure in 2017, performance had been adversely affected by the less flexible capital structure of the Fund and an earlier restructuring of the Fund’s debt facility in 2009. Under the Adviser’s analysis of the unlevered portfolio, the Sub-Adviser’s stock selection placed the Fund’s performance near the median of its peer group for the five-year and three-year periods. Performance fell to the fourth quartile of its peer group for the one-year period primarily as a result of the Fund’s overweight exposure to higher-yielding MLPs and higher leverage during the 4th Quarter 2018 market correction. The Committee further considered that by 1st Quarter 2019 performance had significantly improved.

The Committee also took into account the Sub-Adviser’s view that the Fund’s performance relative to its benchmark, the Alerian MLP Index, over a full market cycle (typically three to five years) is a good metric for determining the adequacy of the Sub-Adviser’s performance. The Committee observed that the Fund outperformed the benchmark on an NAV basis for the five-year and three-year periods ended December 31, 2018. In addition, the Committee noted the Sub-Adviser’s view that the Fund has achieved its investment objective to date.
The Committee also took into account Guggenheim’s belief that there is no single optimal performance metric, nor is there a single optimal time period over which to evaluate performance and that a thorough understanding of performance comes from analyzing measures of returns, risk and risk-adjusted returns, as well as evaluating strategies both relative to their market benchmarks and to peer groups of competing strategies. Thus, the Committee also reviewed and considered the additional performance and risk metrics provided by Guggenheim, including the Fund’s standard deviation, tracking error, beta, Sharpe ratio, information ratio and alpha compared to the benchmark, with the Fund’s risk metrics ranked against its peer group. In assessing the foregoing, the Committee considered Guggenheim’s statement that the Fund’s risk-adjusted returns are generally near the median returns of its peer group on a five-year and three-year basis.
The Committee also considered information regarding the Sub-Adviser’s use of leverage, including with respect to the process for determining how much leverage to employ at any particular time.
After reviewing the foregoing and related factors, the Committee concluded that the Fund’s performance supported renewal of the Sub-Advisory Agreement.
Attached as Annex C hereto, please find excerpts from the Board’s most recent 15(c) materials comparing the performance of the Fund to its peer group and benchmark.
Comment 9:
Under the heading “Additional Information—Expenses of Proxy Solicitation,” provide the information required by Item 4(3) of Schedule 14A, including if the solicitation is to be made otherwise than by the use of the mails, describe the methods to be employed and disclose the material features of any contract or arrangement for such solicitation and identify the parties.

Response:	The Fund has added the requested disclosure.
Comment 10:	In Appendix A, please ensure that the information required by Item 22(c)(3) of Schedule 14A. In particular, disclose if any person named is a corporation, include the percentage of its voting securities owned by its immediate parent, and if any person named is a partnership, name the general partners having the three largest partnership interests.

Response:	The Fund respectfully submits that Appendix A contains the information required by Item 22(c)(3) of Schedule 14A.
There is one indirect parent of Tortoise that is a corporation (LM Tortoise Investment Holdings IV-A).  Appendix A discloses that Lovell Minnick Equity Partners IV-A LP is the owner of more than 75% of LM Tortoise Investment Holdings IV-A. The Fund respectfully submits that this complies with the requirements of Item 22(c)(3) and conforms to the disclosure set forth in Tortoise’s Form ADV.
There are two entities listed that a partnerships: Lovell Minnick Equity Partners IV-A LP and Lovell Minnick Equity Partners IV LP.. Appendix A discloses that Lovell Minnick Equity Advisors IV LP is the general partner of each such partnership.
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Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy Kevin T. Hardy